NORSAT ANNOUNCES UNTIMELY PASSING OF ITS CHAIRMAN MR. UGO ANGELO DONINELLI

Vancouver, British Columbia – February 25, 2011 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today the untimely passing of its Chairman, Mr. Ugo Angelo Doninelli. Mr. Doninelli joined Norsat's Board of Directors in May 1988 and was the longest serving member of Norsat’s Board. He was also the General Manager and CEO of Prismafin S.A., an international investment organization.

Dr. Amiee Chan, Director, President and CEO of Norsat stated, "On behalf of all Norsat employees and the Board of Directors, we are deeply saddened by this news and extend our deepest condolences to his family, friends, and those whose lives he touched. Ugo served Norsat faithfully throughout his tenure as a highly respected Director, and contributed greatly to the company's success. He will be remembered for his strong leadership. He was a great friend and advisor, and will be dearly missed by all his colleagues on the Board."

The Board of Directors of Norsat has established a special committee to determine an appropriate candidate for the Company’s Chairmanship.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com